NewsRelease TC Energy announces consideration of U.S. Junior Subordinated Notes Offering by TransCanada PipeLines Limited CALGARY, Alberta – Oct. 6, 2025 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that TransCanada PipeLines Limited (TCPL) is considering an offering of U.S. Junior Subordinated Notes (Notes). If a successful offering is completed, the Company intends to use the net proceeds to redeem its issued and outstanding Cumulative Redeemable First Preferred Shares, Series 11 (TSX:TRP.PR.G) pursuant to their terms, to reduce indebtedness as well as for general corporate purposes. There is no certainty that TCPL will ultimately complete the offering being considered or as to the timing or terms on which such an offering might be completed. It is expected that, if the offering is commenced, the Notes would be issued by way of a prospectus supplement to TCPL’s short form base shelf prospectus dated Dec. 5, 2024 included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (SEC). A copy of such prospectus supplement will be available free of charge on the SEC website at http://www.sec.gov or potential investors may request such prospectus supplement from Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649, BofA Securities, Inc. toll free at +1 (800) 294-1322, J.P. Morgan Securities LLC collect at +1 (212) 834-4533, RBC Capital Markets, LLC toll free at +1 (866) 375-6829 or Wells Fargo Securities LLC toll free at +1 (800) 645-3751. This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes. The Notes have not been approved or disapproved by any regulatory authority in Canada or the United States. The Notes will not be offered in Canada or to any resident of Canada. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.    Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come.   TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522